CHRISTOPHER S. AUGUSTE

PARTNER

PHONE   212-715-9265

FAX   212-715-8277

CAUGUSTE@KRAMERLEVIN.COM

June 28, 2007

VIA EDGAR and FEDERAL EXPRESS

Mr. John Reynolds

Assistant Director

Office of Emerging Growth Companies

Division of Corporation Finance

Mail Stop 3561

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

InterAmerican Acquisition Group Inc.

Amendment No. 12 to Registration Statement on Form S-1

Filed June 28, 2007

File No. 333-125558

Dear Mr. Reynolds:

On behalf of InterAmerican Acquisition Group Inc. (“Company”), we have filed Amendment No. 12 to the above-captioned Registration Statement.  We are also delivering three (3) courtesy copies of such marked Amendment No. 12 to Pam Howell.  The key changes to Amendment No. 12 include the following:

1.

Downsizing the offering from 10,800,000 units (consisting of one share of common stock at $6.00 and two warrants) to 5,000,000 units (consisting of one share of common stock at $8.00 and one warrant).

2.

Changing the managing underwriter of the offering to Chardan Capital Markets, LLC.

3.

Effecting a 1-for-2.16 reverse stock split of the Company’s outstanding shares of common stock.

4.

Adding two special advisors to the Company and effecting the transfer of an aggregate of 325,000 shares of common stock from the Company’s existing stockholders to the Company’s special advisors.

Mr. John Reynolds

United States Securities and Exchange Commission

June 28, 2007

5.

Increasing the warrant purchase commitment amount in the private placement from $1,300,000 to $1,500,000.  The private placement will now occur prior to the consummation of the offering (as opposed to 45 days after the separate trading of the units commences) and the related risk factors have been revised to reflect this change.

6.

Increasing the deferral of underwriting fees to an amount equal to 4.5% of the gross proceeds raised in the offering and increasing the underwriter’s non-accountable expense allowance from 1% to 2%.

7.

Updating financial statements as of May 31, 2007.

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,

/s/ Christopher S. Auguste

Christopher S. Auguste

cc:

Mr. William C. Morro